SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(a)*

                         SUBURBAN PROPANE PARTNERS, L.P.
                                (Name of Issuer)

                           Common Units, no par value
                         (Title of Class of Securities)

                                    864482104
                                 (CUSIP Number)

                              DENNIS J. BLOCK, ESQ.
                        CADWALADER, WICKERSHAM & TAFT LLP
                           ONE WORLD FINANCIAL CENTER
                               NEW YORK, NY 10281
                                 (212) 504-5555

 (Name, address and telephone number of person authorized to receive notices and communications)

                                October 19, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

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CUSIP NO. 864482104                    13D             PAGE 2 OF 9 PAGES


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1       NAME OF REPORTING PERSON              Suburban Energy Services Group LLC
        I.R.S. IDENTIFICATION NOS.
        OF ABOVE PERSON (ENTITIES ONLY)       22-3642078
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |_|
                                                                     (b)   |_|
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3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS                         OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER                    0

      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER             784 (see Item 5)
       OWNED BY
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER            0
         WITH

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER        784 (see Item 5)


--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY                784 (see Item 5)
          REPORTING PERSON:
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES:                                                          |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             0.002%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:            OO
--------------------------------------------------------------------------------
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CUSIP NO. 864482104                    13D             PAGE 3 OF 9 PAGES


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON              Mark A. Alexander
        I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON (ENTITIES ONLY)       Not applicable
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |_|
                                                                     (b)   |_|
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS                         Not applicable
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                 United States
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER         1,055,010

      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER       1,055,794 (see Item 5)
       OWNED BY
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER    1,055,010
         WITH

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER  1,055,794 (see Item 5)


--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY          1,055,794 (see Item 5)
          REPORTING PERSON:
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES:                                                          |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             3.24%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:            IN
--------------------------------------------------------------------------------

CUSIP NO. 864482104                    13D             PAGE 4 OF 9 PAGES


Item 1.     Security and Issuer.

This statement relates to the common units, no par value (the "Common Units") of Suburban Propane Partners, L.P., a Delaware limited partnership ("Suburban"). Suburban's principal executive office is located at One Suburban Plaza, 240 Route 10 West, Whippany, New Jersey 07981-0206. As reported in Suburban's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 1, 2006, 32,614,262 Common Units were outstanding upon completion of the transactions contemplated by the exchange agreement described in Item 3 below.

Item 2.  Identity and Background.

      (I) Reporting Person

      (a) This statement is filed by Suburban Energy Services Group LLC, a Delaware limited liability company ("Reporting Person") and Mr. Mark A. Alexander, the sole member of the Reporting Person.

      (b) The address of the principal business and principal office of the Reporting Person is One Suburban Plaza, 240 Route 10 West, Whippany, New Jersey 07981-0206.

      (c) The principal business of the Reporting Person is serving as the general partner of Suburban and as the general partner of Suburban Propane, L.P., a Delaware limited partnership (the "Operating Partnership").

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not and has not been, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a limited liability company organized under the laws of the State of Delaware.

      (II) Mr. Alexander

      (a) Mr. Alexander is the sole member and manager of the Reporting Person.

      (b) Mr. Alexander's business address is One Suburban Plaza, 240 Route 10 West, Whippany, New Jersey 07981-0206.

      (c) Mr. Alexander's principal occupation is serving as the Chief Executive Officer of Suburban.

      (d) Mr. Alexander has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. Alexander has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not and has not been, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

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CUSIP NO. 864482104                    13D             PAGE 5 OF 9 PAGES


mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Alexander is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

      Pursuant to the Exchange Agreement, dated as of July 27, 2006, among Suburban, the Reporting Person and the Operating Partnership (the "Exchange Agreement"), on October 19, 2006, the Reporting Person acquired 2,300,000 Common Units in exchange for cancellation of (a) the Reporting Person's incentive distribution rights in Suburban, (b) the economic interest represented by the Reporting Person's general partner interest in Suburban, and (c) the Reporting Person's economic interest in the general partner interest in the Operating Partnership.

      In accordance with the Distribution, Release and Lockup Agreement, dated as of July 27, 2006, among Suburban, the Operating Partnership, the Reporting Person and the members of the Reporting Person and Suburban Energy Membership LLC, a Delaware limited liability company and a member of the Reporting Person (the "Distribution Agreement"), the Reporting Person was required to retain ownership of 784 Common Units and distribute the remaining 2, 299, 216 Common Units it received under the Exchange Agreement to its members, including Mr. Alexander. In accordance with the Distribution Agreement, on October 19, 2006, Mr. Alexander, as a member of the Reporting Person, received 1,025,226 Common Units.

Item 4.  Purpose of Transaction.

      The Reporting Person acquired its Common Units pursuant to the Exchange Agreement described in Item 3 above. Mr. Alexander acquired 1,025,226 Common Units pursuant to the Distribution Agreement described in Item 3 above.

Item 5.  Interest in Securities of the Issuer.

      (I) Reporting Person

      (a) The responses of the Reporting Person to Rows (11) through (13) of its cover page to this Schedule 13D are incorporated herein by reference. The Reporting Person beneficially owns 784 Common Units, representing approximately 0.002% of the Common Units. The Reporting Person shares voting and dispositive power with respect to such 784 Common Units with Mr. Alexander, its sole member.

      (b) The responses of the Reporting Person to (i) Rows (7) through (10) of its cover page to this statement on Schedule 13D and (ii) Item 5(I)(a) hereof are incorporated herein by reference. The Reporting Person shares power to vote and dispose of the 784 Common Units which it directly holds with Mr. Alexander, its sole member.

      (c) Except for the transactions described in Item 3 hereof, the Reporting Person has not effected any transactions in the Common Units during the past 60 days.

      (d) Not applicable.

      (e) As a result of the distributions under the Distribution Agreement, on October 19, 2006, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

CUSIP NO. 864482104                    13D             PAGE 6 OF 9 PAGES


      II. Mr. Alexander

      (a) The responses of Mr. Alexander to Rows (11) through (13) of his cover page to this Schedule 13D are incorporated herein by reference. Mr. Alexander beneficially owns 1,055,794 Common Units (including the 784 Common Units directly held by the Reporting Person, of which Mr. Alexander is the sole member), representing approximately 3.24% of the Common Units. Such number excludes 243,902 Common Units which are held in trust pursuant to a compensation deferral plan, and Mr. Alexander has no voting or investment power over these Common Units until they are distributed by the trust. Notwithstanding the foregoing, if a change of control of Suburban occurs (as defined in the compensation deferral plan) all of the deferred 243,902 Common Units held in trust will automatically become distributable to Mr. Alexander.

      (b) The responses of Mr. Alexander to (i) Rows (7) through (10) of his cover page to this statement on Schedule 13D and (ii) Item 5(II)(a) hereof are incorporated herein by reference. Mr. Alexander has the sole power to vote and sole power to dispose of the 1,055,010 Common Units which he directly holds and he shares such power as to the 784 Common Units which are directly held by the Reporting Person.

      (c) Other than the distribution pursuant to the Distribution Agreement described in Item 3 hereof, Mr. Alexander has not effected any transactions in the Common Units during the past 60 days.

      (d), (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As provided under the Exchange Agreement, Suburban has filed a shelf registration statement with the Securities and Exchange Commission with respect to resale of the 2,300,000 Common Units issued to the Reporting Person under the Exchange Agreement. As provided under the Distribution Agreement, the Reporting Person distributed to its members 2,299,216 of the 2,300,000 Common Units it received under the Exchange Agreement, and retained for itself 784 Common Units. Pursuant to the Distribution Agreement, each of the members of the Reporting Person has agreed to restrictions on the transfer of the Common Units he or she received. Mr. Alexander is subject to these restrictions on transfer for two years.

      The summaries of the Exchange Agreement and the Distribution Agreement set forth in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to Exhibits 1 and 2, which are incorporated by reference herein.

CUSIP NO. 864482104                    13D             PAGE 7 OF 9 PAGES


Item 7.  Material to Be Filed as Exhibits.

      1 Exchange Agreement, dated as of July 27, 2006, between Suburban Propane Partners, L.P., Suburban Propane, L.P. and Suburban Energy Services Group LLC (Incorporated by reference to Exhibit 10.1 to Suburban's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2006).

      2 Distribution, Release and Lockup Agreement, dated as of July 27, 2006, between Suburban Propane Partners, L.P., Suburban Propane, L.P., Suburban Energy Services Group LLC, Suburban Energy Membership LLC and holders of limited liability company interests in Suburban Energy Services Group LLC and Suburban Energy Membership LLC (Incorporated by reference to Exhibit 10.2 to Suburban's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2006).

      3 Joint Filing Agreement, dated as of October 18, 2006, between Suburban Energy Services Group LLC and Mr. Mark A. Alexander.


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CUSIP NO. 864482104                    13D             PAGE 8 OF 9 PAGES


                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: October 19, 2006


                              SUBURBAN ENERGY SERVICES GROUP LLC


                              By: /s/ Mark A. Alexander
                                 ------------------------------
                              Name: Mark A. Alexander
                              Title: Sole Member



                              /s/ Mark A. Alexander
                              ---------------------------------
                              Mark A. Alexander

CUSIP NO. 864482104                    13D             PAGE 9 OF 9 PAGES


                                  Exhibit Index

Exhibit Number   Description

      1 Exchange Agreement, dated as of July 27, 2006, between Suburban Propane Partners, L.P., Suburban Propane, L.P. and Suburban Energy Services Group LLC (Incorporated by reference to Exhibit
                 10.1 to Suburban's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2006).

      2 Distribution, Release and Lockup Agreement, dated as of July 27, 2006, between Suburban Propane Partners, L.P., Suburban Propane, L.P., Suburban Energy Services Group LLC, Suburban Energy Membership LLC and holders of limited liability company interests in Suburban Energy Services Group LLC and Suburban Energy Membership LLC (Incorporated by reference to Exhibit
                 10.2 to Suburban's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2006).

      3 Joint Filing Agreement, dated as of October 18, 2006, between Suburban Energy Services Group LLC and Mr. Mark A. Alexander.